FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2020
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 02 September 2020
Exhibit No. 2	Barclays Global Financial Services Conference dated 14 September 2020
Exhibit No. 3	Bank of America Annual Financials CEO Conference dated 22 September 2020
Exhibit No. 4	Publication of a Prospectus dated 23 September 2020
Exhibit No. 5	Total Voting Rights dated 30 September 2020
Exhibit No. 6	Director/PDMR Shareholding dated 30 September 2020

Exhibit No. 1

2 September 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) was notified on 1 September 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 August 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	132	£1.14

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc - Barclays Global Financial Services Conference

Katie Murray, Chief Financial Officer, will participate in a fireside chat at the virtual Barclays Global Financial Services Conference on Monday 14th September 2020 at 9:45am EDT (2:45pm BST).  A live webcast will be available on our website www.rbs.com/ir.

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc - Bank of America Annual Financials CEO Virtual Conference

Alison Rose, CEO, will participate in a fireside chat at the Bank of America Annual Financials CEO Virtual Conference on Tuesday 22nd September 2020 at 9:50am BST.  A live audio webcast will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

Publication of Prospectus

The following prospectus has been approved by the UK Financial Conduct Authority and is available for viewing:

Prospectus relating to National Westminster Bank Plc €25,000,000,000 Global Covered Bond Programme dated 23 September 2020 (the "Prospectus").

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/9060Z_1-2020-9-23.pdf

A copy of the above Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of DCM
Tel: +44 (0) 7447 455 969

DISCLAIMER - INTENDED ADDRESSEES

This announcement is a communication to the market. Nothing in this announcement constitutes an offer of securities for sale in the United States or any other jurisdiction. This announcement does not constitute a prospectus or a prospectus equivalent document.

This announcement has been delivered to you on the basis that you are a person into whose possession this announcement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver this announcement to any other person. The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

Likewise, the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries specified in the Prospectus only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

National Westminster Bank Plc - 213800IBT39XQ9C4CP71

Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ('NWG') hereby notifies the following in respect of its issued share capital with voting rights as at 30 September 2020:-

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 September 2020
Ordinary shares of £1	12,127,206,304	4	48,508,825,216
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	12,128,106,304		48,512,425,216

of which none are held in Treasury.

Shareholders may use the above figures for their calculations to determine whether they are required to notify their interest in, or a change to their interest in the Company under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

30 September 2020

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

1.    NatWest Group plc (the Company) was notified on 29 September 2020 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 September 2020 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	143	£1.0475

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Date: 30 September 2020

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary